MultiSensor AI Holdings, Inc.

2105 West Cardinal Drive

Beaumont, TX 77705

December 23, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Nick O’Leary

RE:	MultiSensor AI Holdings, Inc.
Registration Statement on Form S-3
SEC File No. 333-292106 (the “Registration Statement”)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, MultiSensor AI Holdings, Inc. (the “Registrant”) respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) declare the Registration Statement effective as of 4:00 p.m. Eastern Standard Time, on December 30, 2025, or as soon as practicable thereafter, or at such other time as the Registrant or the Registrant’s legal counsel Haynes and Boone, LLP, request by telephone that such Registration Statement be declared effective.

The Registrant hereby authorizes Matthew L. Fry, of Haynes and Boone, LLP, to orally modify or withdraw this request for acceleration.

We request that we be notified of such effectiveness by a telephone call to Mr. Fry at (214) 651-5443, or in his absence Rachel O’Donnell at (214) 651-5204, of Haynes and Boone, LLP, as soon as the Registration Statement has been declared effective. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such registration statement be sent to Mr. Fry, via email at matt.fry@haynesboone.com. Please contact either of Mr. Fry or Ms. O’Donnell if you have any questions or concerns regarding this matter.

Very truly yours,

MULTISENSOR AI HOLDINGS, INC.

By:	/s/ Robert Nadolny
Name:	Robert Nadolny
Title:	Chief Financial Officer and Secretary